Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Forestar Group Inc. for the registration of up to $750,000,000 of its preferred stock, common stock, warrants and 15,000,000 shares of common stock offered by D.R. Horton, Inc. and to the incorporation by reference therein of our reports dated November 17, 2023, with respect to the consolidated financial statements of Forestar Group Inc., and the effectiveness of internal control over financial reporting of Forestar Group Inc., included in its Annual Report (Form 10-K) for the year ended September 30, 2023, filed with the Securities and Exchange Commission.

/s/ Ernst & Young, LLP

Fort Worth, Texas

September 23, 2024